CREDIT SUISSE FIRST BOSTON LLC

November 14, 2005

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	SunPower Corporation Registration on Form S-1 (File No. 333-127854)
Acceleration Request

Gentlemen:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join in the request of SunPower Corporation (the “Company”) that the effective date for the above-referenced registration statement be accelerated so that it may become effective at 4:00 p.m. (Eastern Standard Time), on November 16, 2005, or at such other time as may be orally requested.

Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus, dated October 31, 2005, relating to the above-referenced offering have been distributed as follows:

N.A.S.D.	1
Nasdaq	1
Prospective Underwriters	9,307
Institutional Investors	981
Others	12

10,302

Very truly yours,

CREDIT SUISSE FIRST BOSTON LLC

By:	/S/ C. CULLOM DAVIS

Name:	C. CULLOM DAVIS

Title:	DIRECTOR